Supplemental Policy
Revised June 12, 2017

It is the policy of Protective Life Corporation and its affiliates (the "Company") to be in compliance with all laws and regulations that are applicable to its business at all governmental levels. In some instances the laws and regulations may be ambiguous or difficult to interpret. To assist us in complying with such laws and regulations, the Company has adopted its Code of Business Conduct. Furthermore, the Company has access to legal advice throughout its operations. All directors and employees should seek such legal advice as may be necessary to assure compliance with Company policies and with all applicable laws and regulations.

As provided by the Code of Business Conduct, it is also the policy of the Company that all of its directors and employees should conduct the business of the Company on the highest ethical level and be free from conflicting interests and relationships. No director or employee should knowingly allow himself to be involved in a conflict of interest or, upon discovery of a conflict situation, allow the conflict to continue, except as may be reported and approved.

It is the policy of the Company to require all directors and exempt employees of the Company, to annually review and certify their compliance with the Code of Business Conduct and to report all information that may be relevant to determine the existence or likely development of a significant conflict of interest. Exempt employees should immediately report any changed circumstances that would cause the information in the most recent periodic report to become materially misleading, incomplete or outdated.

All reports and certifications required by this policy and the Code of Business Conduct shall be submitted to the General Counsel and reviewed annually with the Audit Committee.

1.	Directorships, Trusteeships, Officerships, Partnerships, Employment and Other Outside Activities.

Participation as a member of a Board of Directors or officer of another business or organization or membership in a partnership can create a potential conflict of interest. Company directors and exempt employees must report all of their positions as directors, officers, partners, trustees, or similar positions with any other business, partnership or other entity or charitable organization. Exempt employees must also report all outside employment of themselves and their spouses and all other outside activities of themselves which may take time and attention required by Company duties.

Because of the actual conflicts of interest and the appearance of conflicts of interest that may result from outside legal work, the Company does not permit employees to engage in outside legal work for compensation, and pro bono engagements must be pre-approved by the Legal Department. Similarly, other employees with particular professional expertise who wish to do consulting and/or expert witnessing for legal matters in their free time must receive approval from the Legal Department before engaging in the work. In order to request pre-approval, please contact Steve Callaway or Melinda Peevy in the Legal Department. Employees seeking to do pro bono legal work, consulting and/or expert witnessing for legal matters may do so only after contacting the Legal Department and receiving express permission to participate in the work.

Exempt employees should report all compensation for services rendered, regardless of the source. Directors and exempt employees should also report any outside activities that may involve obligations that might compete or conflict with any interest of the Company or that might influence the director's or employee's official actions or decisions.

Before accepting any position or employment described in the preceding paragraphs, an employee must first obtain the approval of the senior officer of his or her department. Any employee reporting to the Chief Executive Officer must first obtain the approval of the Chief Executive Officer, and the Chief Executive Officer must first obtain the approval of the Audit Committee of the Board of Directors.

2.    Self-Dealing.

Applicable state law generally prohibits directors and officers of an insurance company from having a pecuniary interest in transactions relating to the Company. For example, officers may not receive commissions or gifts in connection with the sale of a Company policy. If you have any questions about what would be covered by these laws, please contact the Legal Department.

3.    Investments.

Each director or exempt employee who either directly or indirectly through a spouse, minor child or trust for the benefit of himself, his spouse or minor child, has any investment or financial interest in any business enterprise with which, to the knowledge of the director or employee, the Company

a)    has had business dealings within the past two years,
b)    plans to have business dealings, or
c)    competes, directly or indirectly,

shall report such investment or financial interest unless all of the following tests are met:

a)    The interest is in an enterprise whose common stock is listed on one of the stock exchanges or is traded over the counter; and
b)    The investment is in equity securities and such interest is less than 1% of the outstanding equity securities of the enterprise; and
c)    The fair market value of the investment is less than the aggregate compensation plus Protective Life Corporation stockholder dividends received by the employee from the Company during the preceding calendar year.

4.	Political Offices.

Any employee, exempt or non-exempt, desiring to run for an elective office; to accept an appointment to a federal, state, or local government board, commission, or similar office; or to accept a position with a political party (such as party chair or committee member) should report the matter in advance to the senior officer of his or her department, or to the Chief Executive Officer if he or she reports thereto, in order to make certain that the duties of the desired office and the time away from the Company will not materially interfere with Company responsibilities and to ensure that the employee understands the obligations to which he or she would be subject in accepting any such position. The senior officer receiving the report may consult with Government Affairs to ensure that it is appropriate for the employee to seek the desired position. If election or appointment would materially interfere with the employee’s responsibilities, it would be the responsibility of the senior officer receiving the report to make such changes in duties and compensation as may be dictated prior to the employee's assuming any such office. All changes directed by a senior officer must be discussed with and approved in advance by the Chief Executive Officer. The Chief Executive Officer should obtain the approval of the Board of Directors before running for or accepting appointment to any political or government office.

Notwithstanding the above, no employee may seek election for or accept appointment to any regulatory board, commission, or other body (including, but not limited to, the Alabama Department of Insurance) that directly regulates the Company.

In the event that any other desired position is approved by the senior officer receiving the report, the employee must ensure that any official decision or action on his or her part does not materially affect the Company in any manner different from the manner it affects the general public. If the employee is asked to vote or participate in a decision that could impact the Company in any way (whether positively or negatively), that employee must recuse himself or herself from participating in that decision and consult with Government Affairs regarding what further action may be necessary.

The foregoing paragraphs are illustrative only. Each director or exempt employee should report any existing or subsequent circumstances, even if not specifically described above, that could be construed to interfere, actually or potentially, with his or her undivided loyalty to the Company in the performance of his or her Company duties. Should there be any doubt as to whether a conflict exists, such doubt should be resolved in favor of assuming that the conflict does exist.